SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2008 – December 31, 2008) filed with the Tokyo Stock Exchange on Monday, February 9, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 9, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2008 – December 31, 2008

February 9, 2008

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 91.03 to $1.00, the approximate exchange rate prevailing at December 31, 2008.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: nigel_simpson@orix.co.jp

Consolidated Financial Results from April 1, 2008 to December 31, 2008

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2008 and 2007, and the Year Ended March 31, 2008

(1) Performance Highlights - Operating Results (Unaudited)

						(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
December 31, 2008	799,955	(4.2%)	52,524	(62.8%)	15,405	(91.4%)	13,323	(89.0%)
December 31, 2007	835,069	(0.2%)	141,281	(36.3%)	178,570	(27.1%)	120,928	(19.9%)

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2008	149.87	146.59
December 31, 2007	1,323.81	1,292.93

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
December 31, 2008	8,578,045	1,154,402	13.5%	13,010.74
March 31, 2008	8,994,970	1,267,917	14.1%	14,010.62

2. Dividends for the Year Ended March 31, 2008 (Unaudited)

March 31, 2008	Dividends Per Share
260.00

3. Forecasts for the Year Ending March 31, 2009 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2009	1,075,000	(6.7%)	19,000	(92.4%)	15,000	(91.2%)	168.74

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( )	No ( x )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures
1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )
2. Other than those above	Yes ( )	No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)
1. The number of outstanding shares, including treasury shares, was 92,217,067 as of December 31, 2008, and 92,193,067 as of March 31, 2008.
2. The number of treasury shares was 3,490,165 as of December 31, 2008, and 1,696,204 as of March 31, 2008.
3. The average number of shares was 88,895,524 for the nine months ended December 31, 2008, and 91,348,315 for the nine months ended December 31, 2007.

1.	Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Nine Months Ended December 31, 2008

Income before Income Taxes*	¥15,405 million (Down 91% year on year)
Net Income	¥13,323 million (Down 89% year on year)

Earnings Per Share (Basic)	¥149.87 (Down 89% year on year)
Earnings Per Share (Diluted)	¥146.59 (Down 89% year on year)
Shareholders’ Equity Per Share	¥13,010.74 (Down 7% compared to March 31, 2008)

ROE (Annualized)	1.5% (December 31, 2007: 13.1%)
ROA (Annualized)	0.20% (December 31, 2007: 1.86%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations.”

Economic Environment

2008 was marked by an unprecedented global financial crisis. The subprime loan problem in the U.S. led to a worldwide financial crisis resulting in a series of bankruptcies and restructurings at major financial institutions, exemplified by Lehman Brothers’ bankruptcy in September of 2008. The world’s real economy started to rapidly decline during the second half of the year, and there is a high possibility that global financial and capital markets will remain in turmoil for the foreseeable future.

Despite financial bailouts adopted by the U.S. Congress in October and December 2008, the U.S. employment environment has deteriorated and consumer spending had been declining. The resulting decline in demand has had a major influence on both the economies of Japan and other major export-driven developing nations.

Japanese companies are facing increasingly severe funding problems, particularly in the construction and real estate sectors, and a post-war record-high number of listed companies have filed for bankruptcy. Japanese companies are also faced with widespread labor adjustment and growing surplus inventories in the manufacturing sector. In response to a deteriorating economy and the appreciated yen, the Bank of Japan has taken measures to increase financial liquidity such as lowering the policy rate, and purchasing commercial paper (CP) and corporate bonds. The efficacy of these policies is not yet clear and will need to be carefully monitored moving forward.

Overview of Business Performance (Nine Months Ended December 31, 2008)

Revenues: ¥799,955 million (Down 4% year on year)

Revenues for the third period of fiscal 2009 decreased 4% to ¥799,955 million compared to the same period of fiscal 2008. Although revenues decreased year on year from “direct financing leases,” “interest on loans and investment securities,” “brokerage commissions and net gains (losses) on investment securities,” “life insurance premiums and related investment income” and “real estate sales,” these decreases were partially offset by year on year increases in revenues from “operating leases,” “gains on sales of real estate under operating leases” and “other operating revenues.”

Revenues from “direct financing leases” decreased 13% to ¥49,997 million compared to the same period of fiscal 2008.

The Japanese leasing industry has seen declines in business volume and as a result of the ORIX Group’s prudent selection of leasing assets, choosing only those assets where the risk and return balance is felt to be appropriate, direct financing lease assets have declined through recent periods. Furthermore, in the field of automobile leases, new business volumes for direct financing leases in Japan have declined, with an increasing shift away from finance lease transactions to operating lease transactions. As a result, direct financing lease revenues in Japan decreased 15% year on year to ¥32,663 million, compared to ¥38,331 million in the same period of fiscal 2008.

Overseas, direct financing lease operations across the Asian region are centered on automobile leasing. As a result of a more stringent selection of new transactions in response to the decline in the economic environment, both direct financing lease assets and new contracts have both turned to a declining trend starting this third quarter. In addition, direct financing lease assets in the U.S. have declined as a result of decreased leasing operations. Due to these factors, together with the foreign exchange effects of an appreciated yen, overseas direct financing lease revenues decreased 9% to ¥17,334 million compared to ¥18,968 million in the same period of fiscal 2008.

Revenues from “operating leases” were flat at ¥216,951 million compared to the same period of fiscal 2008.

In Japan, operating lease revenues increased 6% to ¥166,225 million compared to ¥157,114 million in the same period of fiscal 2008, due chiefly to an increase in real estate operating lease assets and an increase in automobile leasing operations assets resulting from increased demand.

Overseas, we engage in investment and sales of aircraft leases, constantly monitoring and responding to market trends. Overseas operating lease revenues were down 12% to ¥50,726 million compared to ¥57,746 million in the same period of fiscal 2008 due to the absence of gains on sales of aircraft leases recorded in the same period of fiscal 2008, a decline in the number of new transactions, and the foreign exchange effects of an appreciated yen.

Revenues from “interest on loans and investment securities” decreased 10% to ¥152,887 million compared to the same period of fiscal 2008.

In Japan, although we have been focusing on loans for corporate clients in the Corporate Financial Services and Investment Banking segments, we adopted a more cautious approach for new transactions from the latter half of fiscal 2008 due to the continuing turbulence in the markets. In addition, “interest on loans and investment securities” decreased 8% to ¥124,518 million compared to ¥135,199 million in the same period of fiscal 2008, in part because of a decline in revenues from the loan servicing (asset recovery) operations, where revenues are recognized under the cost recovery method, and a decline in commission revenues.

Overseas, revenues were down 18% to ¥28,369 million compared to ¥34,781 million in the same period of fiscal 2008, due to lower market interest rates in the U.S, a similar reduction in new transactions as in Japan, and the foreign exchange effects of an appreciated yen.

A loss of ¥8,160 million was recorded on “brokerage commissions and net gains (losses) on investment securities” compared to a gain of ¥20,026 million in the same period of fiscal 2008. Brokerage commissions decreased 27% year on year to ¥3,948 million, compared to ¥5,425 million in the same period of fiscal 2008. A loss on investment securities of ¥12,108 million was recorded compared to a gain of ¥14,601 million recognized in the same period of fiscal 2008, due to the further deterioration in the bond and securities markets in the U.S. since the second period of fiscal 2009 and losses in various private equity funds.

“Life insurance premiums and related investment income” were down 5% to ¥88,440 million compared to the same period of fiscal 2008. Revenues from insurance premiums were down 2% to ¥84,293 million compared to ¥85,828 million in the same period of fiscal 2008. Operating revenues from insurance-related investments were down 44% to ¥4,147 million compared to ¥7,345 million in the same period of fiscal 2008 due chiefly to a decline in investment securities-related operating revenues caused by the deterioration in the markets.

Revenue from “Real estate sales” decreased 20% to ¥46,943 million compared to the same period of fiscal 2008 due to an absence of gains in Oceania that had been recorded in the same period of fiscal 2008, despite the number of condominiums delivered in Japan being flat compared to the same period of fiscal 2008. Residential condominiums developed through certain joint ventures and associated profits are increasing and are recorded under “equity in net income (loss) of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” more than doubled to ¥18,562 million compared to the same period of fiscal 2008 due to an increase in gains on sales of office buildings and other real estate, that are not classified under discontinued operations (refer to Note 1 below).

“Other operating revenues” increased 10% year on year to ¥234,335 million.

In Japan, revenues were up 17% to ¥195,641 million compared to ¥167,067 million in the same period of fiscal 2008, due to contributions since the beginning of fiscal 2009 from consolidated subsidiaries acquired in fiscal 2008, and an increase in revenues associated with real estate management operations including golf courses and training facilities.

Overseas, revenues were down 15% to ¥38,694 million compared to ¥45,413 million in the same period of fiscal 2008, due to the absence in contributions from ship finance-related revenues in Asia, which had been recorded in the same period of fiscal 2008, and the foreign exchange effects of an appreciated yen, despite an increase in revenues from advisory services in the U.S.

Note 1:

Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: ¥747,431 million (Up 8% year on year)

Expenses increased 8% to ¥747,431 million compared to the same period of fiscal 2008. Although “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “provision for doubtful receivables and probable loan losses,” “write-downs on long-lived assets” and “losses on investment securities” were up compared to the same period of fiscal 2008, “life insurance costs” and “selling, general and administrative expenses” were down compared to the same period of fiscal 2008.

“Interest expense” increased 3% compared to the same period of fiscal 2008 to ¥80,657 million. In Japan, “interest expense” increased 15% compared to the same period of fiscal 2008 due to an increase in average debt levels and a continuation of the shift from short-term to long-term funding. Overseas, “interest expense” was down 20% compared to the same period of fiscal 2008 due to lowered interest rates chiefly in the U.S. and the foreign exchange effects of an appreciated yen.

“Costs of operating leases” were up 7% to ¥147,371 million compared to the same period of fiscal 2008. In Japan, “costs of operating leases” increased 14% to ¥112,106 million compared to the same period of fiscal 2008 chiefly due to an increase in operating lease assets. Overseas, “costs of operating leases” decreased 11% to ¥35,265 million compared to the same period of fiscal 2008 due to the foreign exchange effects of an appreciated yen.

“Life insurance costs” were down 4% compared to the same period of fiscal 2008 to ¥77,470 million.

“Costs of real estate sales” increased 4% year on year to ¥53,621 million. The number of condominiums delivered in Japan was flat compared to the same period of fiscal 2008, however write-downs were recorded on a portion of condominium projects under developments.

“Other operating expenses” were up 13% compared to the same period of fiscal 2008 to ¥136,569 million chiefly resulting from the recognition of expenses since the beginning of fiscal 2009 from the domestic consolidated subsidiaries acquired in fiscal 2008, as previously mentioned in “other operating revenues.”

“Selling, general and administrative expenses” were down 3% to ¥190,171 million compared to the same period of fiscal 2008 due to the absence of one-off write-downs of intangible assets recorded in the first period of fiscal 2008, despite expenses associated with the consolidated subsidiaries in which we invested in fiscal 2008 that were recorded from the beginning of fiscal 2009. Employee salaries and other personnel expenses account for approximately 60% of “selling, general and administrative expenses. “

“Provision for doubtful receivables and probable loan losses” more than doubled year on year to ¥50,328 million.

Provisions for direct financing leases were down 13% year on year to ¥5,831 million compared to the same period of fiscal 2008.

Provisions on installment loans more than doubled to ¥44,497 million compared the same period of fiscal 2008 centered on the real estate-related sectors. As of December 31, 2008, ¥733,869 million, or 21% of all outstanding installment loans was to real estate companies. The loans to real estate companies have been collateralized mainly with real estate. Of this amount, ¥194,933 million has been individually evaluated for impairment and the allowance made has increased to ¥30,964 million from ¥2,714 million in the same period of fiscal 2008. This does not include non-recourse loans to SPCs.

“Write-downs of long-lived assets” increased to ¥1,596 million compared to ¥130 million in the same period of fiscal 2008 as a result of write-downs on rental properties in Japan.

“Write-downs of securities” almost doubled year on year to ¥10,443 million due primarily to market valuation losses recorded from equity investments both in Japan and overseas.

Net Income: ¥13,323 million (Down 89% year on year)

“Operating income” was down 63% year on year to ¥52,524 million due to the reasons noted above.

“Equity in net income (loss) of affiliates” recorded a loss of ¥32,240 million compared to a profit of ¥28,700 million in the same period of fiscal 2008. The loss was recorded due to a decline in profits as a result of the sale of overseas affiliates in fiscal 2008 and the effects of a deterioration of results of domestic-based equity method affiliates. In addition impairment losses were recorded, since it was judged that the downward stock price movements of a number of equity-method affiliates such as Fuji Fire and Marine Insurance Co., Ltd. (Fuji Fire) and DAIKYO INCORPORATED (DAIKYO) were other than temporary. Net income from residential condominiums developed through certain joint ventures in Japan increased to ¥9,861 million from ¥3,929 million in the same period of fiscal 2008.

“Gains (losses) on sales of subsidiaries and affiliates, net” resulted in a loss of ¥4,879 million, while a gain of ¥8,589 million was recognized in the same period of fiscal 2008, due chiefly to write-downs being necessary on the shareholding in Fuji Fire as a result of dilution as a consequence of the issuance and sale of shares to a third party.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 91% year on year to ¥15,405 million.

“Minority interests in earnings of subsidiaries, net” decreased 68% year on year to ¥1,134 million.

“Income from continuing operations” decreased 98% year on year to ¥2,046 million.

“Discontinued operations, net of applicable tax effect” (refer to (Note 1) on page 3) decreased 36% to ¥11,277 million year on year due mainly to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 89% year on year to ¥13,323 million.

Segment Information

With the aim of continuing medium- to long-term company growth, the ORIX Group has realigned, and presently operates under a reorganized structure to respond flexibly and swiftly to changes in market conditions. As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in ORIX Group’s operations and lines of business over the past four to five years.

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the third period of fiscal 2009 follows as below.

Corporate Financial Services Segment

The operating environment has drastically changed since the latter half of fiscal 2008, a trend that is expected to continue for the foreseeable future. In the third period of fiscal 2009, financial institutions continued to maintain a very cautious and conservative stance in regards to their lending to the real estate sector, so real estate-related liquidity has been particularly limited, and corporate financing has seen deterioration especially in the real estate and construction industries. In collaboration with the Risk Management Headquarters, the segment has been placing heavy emphasis on increasing the speed of and maximizing the amount of loan recovery, scrutinizing the specific conditions of each client.

Segment revenues increased 2% to ¥104,584 million compared to ¥102,924 million in the same period of fiscal 2008 due to revenues recorded from the beginning of the fiscal year from consolidated subsidiaries in which we invested in fiscal 2008, despite a decline in revenues in line with decreases in direct financing lease assets and installment loans due to the stringent criteria placed on new transactions. However, the segment recorded a loss of ¥2,058 million down from a profit of ¥25,691 million in the same period of fiscal 2008 due to an increase in provisions for doubtful receivables and probable loan losses chiefly for real estate-related loans and impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates.

Segment assets decreased 13% to ¥1,741,297 million compared to March 31, 2008 due to the large reduction in new transactions due to strict controls placed on the selection of new transactions resulting in a reduction in direct financing lease assets and installment loans to corporate clients.

Maintenance Leasing Segment

The operating environment for the automobile leasing business has experienced a swift decline since last autumn brought about by the major turndown in the automobile industry, and due to a falloff in leasing demand as a result of deterioration in the economy. Furthermore, the car rental operations have underperformed due to worsening consumer sentiment in addition to the sudden rise in gasoline prices. Similarly, the precision measuring and other equipment rental operations have seen a declining trend in its operating ratio.

Segment revenues were flat year on year at ¥176,464 million due to an increase in demand for operating leases in the auto leasing operations, which offset the underperformance of the precision measuring and other equipment rental operations. Segment profits were down 19% to ¥21,904 million compared to ¥27,208 million in the same period of fiscal 2008, due to an increase in operating expenses mainly from those related to depreciation and maintenance services.

Segment assets increased 4% to ¥673,168 million compared to the end of fiscal 2008 due to an increase in operating lease assets in the automobile leasing operations.

Real Estate Segment

The domestic real estate sector is facing a severe credit crunch as a result of the global economic crisis. Real estate transactions, particularly during the third quarter of fiscal 2009, have drastically declined severely impacting the sector as a whole. Due to the current overriding conditions, the focus will shift from an emphasis on asset turnover to prioritizing cash flow and enhancing the rental and management operations. Furthermore, the condominium market has severely deteriorated, however due to reductions in pricing and the expectation of reduced taxes on mortgages, an upswing in demand is expected, and so it will be necessary to keep watch on shifts in future demand trends.

Under present market conditions, sales of real estate have been postponed since October, however gains on sales of real estate under operating leases (including income from discontinued operations) increased compared to the same period of fiscal 2008 due to contributions from sales from the second period of fiscal 2009. Profits from condominium operations have greatly declined due to a fall in revenues and write-downs on projects under development. Furthermore, the number of units delivered were 1,890 units for the third period compared to 1,960 units in the same period of fiscal 2008, and third period write-downs of projects under development were ¥8,869 million, resulting in a total of ¥14,091 million in write-downs since the fourth quarter of fiscal 2008.

As a result, segment revenues were flat at ¥200,209 million compared to the same period of fiscal 2008, segment profits were down 13% to ¥40,848 million compared to the same period of fiscal 2008, and segment assets increased 9% to ¥1,173,092 million compared to the end of fiscal 2008.

Investment Banking Segment

This segment is facing severe conditions due to the nature of its business portfolio being affected by the tightening of liquidity in the domestic real estate sector and deterioration in the capital and financial markets. New transactions are carefully selected and monitoring of existing transactions has been enhanced.

Real estate-related finance business has seen a decline in overall operating asset levels due to strict selection criteria on new transactions. Furthermore, revenues have also declined in the loan servicing (asset recovery) business, having been affected by the deterioration in business environment caused by the restricted liquidity being experienced in the real estate sector. In the principal investment business, revenues greatly decreased due to the deterioration in the financial and capital markets and the real estate sector. Particularly, in addition to the deterioration in the operating results of domestic equity method affiliates (Fuji Fire and DAIKYO), impairment losses were recorded since it was judged that the downward stock price movements of both companies were other than temporary. Revenues from private equity and alternative investments have also significantly decreased.

As a result, segment revenues were down 23% to ¥68,977 million compared to the same period of fiscal 2008 and the segment recorded a loss of ¥47,301 million, down from a profit of ¥39,410 million in the same period of fiscal 2008. Segment assets decreased 18% to ¥1,397,081 million compared to the end of fiscal 2008.

Retail Segment

This segment consists of the card loan business, trust and banking, securities brokerage, and life insurance operations.

The card loan business, despite an increasing trend in provisions for doubtful receivables and probable loan losses, achieved a reduction in expenses through cost-cutting programs. The trust and banking operations also saw a decline in profits due to an increase in provisions for doubtful receivables and probable loan losses. Operating revenues from the life insurance business and commissions from the securities brokerage business have declined as a result of the turmoil in global financial and capital markets. In addition, profits from the life insurance business were pressured by an increase in provisions for doubtful receivables and probable loan losses on installment loans.

As a result, segment revenues were down 4% to ¥138,688 million compared to the same period of fiscal 2008, and segment profits were down 45% to ¥11,271 million compared to the same period of fiscal 2008.

Targeting future growth, the trust and banking business is planning to diversify from mortgage loans to individuals towards an expansion of the corporate finance function and increasing its deposit base. As a result, segment assets increased 5% to ¥1,528,198 million compared to the end of fiscal 2008.

Overseas Business Segment

The corporate financing market in the U.S. is experiencing the brunt of the credit crunch caused by the financial crisis. Moving forward, the strategy is to tighten criteria for new investments and improve monitoring and collection of the existing portfolio.

The shockwaves emanating from the Lehman bankruptcy in September have extended to Asia and the Middle East, which had been comparatively sheltered from the effects of the decline in the global economy, causing a downturn in the region. Moving forward, existing operations will continue to be managed taking into careful consideration the overriding operating environments in the Asian and Middle Eastern regions. Additionally, in collaboration with our long-term local business partners, we will cautiously look for new revenue-generating opportunities centered on investments in distressed assets.

Segment profits declined due to losses caused by deterioration in the bond and equity markets in the U.S, a decline in installment loan revenues caused by the foreign exchange effects of an appreciated yen alongside a lowering of market interest rates and finally decreases in gains on sales of aircraft and ship-related revenues. Also, the segment recorded a decline in profits due to the absence of profits from Korea Life Insurance, which had greatly contributed to profits during the former half of fiscal 2008.

Under these conditions, segment revenues declined 25% to ¥125,529 million compared to ¥167,440 million in the same period of fiscal 2008 and segment profits declined 76% to ¥11,913 million compared ¥48,756 million in the same period of fiscal 2008. Segment assets declined 10% to ¥936,543 million compared to March 31, 2008.

Summary of Third Quarter (Three Months Ended December 31, 2008)

Segment Information

Corporate Financial Services Segment

In the third quarter, new transactions have been substantially curtailed as a result of stricter lending criteria in response to increased credit risks. The segment recorded a loss of ¥9,203 million down from a profit of ¥8,352 million in the same three-month period of fiscal 2008, due to an increase in provisions for doubtful receivables and probable loan losses centered on installment loans to the real estate sector and impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates. The focus continues to be on maximizing the speed and total amount of collections on a timely basis.

Maintenance Leasing Segment

In the third quarter, segment profits declined 20% to ¥7,152 million compared to the same quarter of fiscal 2008, due to increased depreciation expenses in line with increased operating lease asset levels, and a decline in operating revenues arising from a deterioration of demand for leases and rentals.

Real Estate Segment

In the third quarter, segment profits were down 85% to ¥737 million compared to the same quarter of fiscal 2008 due to a postponement on sales of real estate under operating leases and write-downs recorded on the property asset portfolio.

Investment Banking Segment

In the third quarter, revenues from principal investment decreased as a result of deterioration in the financial markets. Furthermore, the segment recorded a loss of ¥59,627 million, down from a profit of ¥9,136 million in the same quarter of fiscal 2008 as a result of losses incurred by domestic equity-method affiliates Fuji Fire and DAIKYO due to the deterioration of both companies’ operating environments, and impairment losses recorded since it was judged that the downward stock price movements of both companies were other than temporary.

Retail Segment

Segment profits declined 56% to ¥3,049 million compared to the same quarter of fiscal 2008 due to an increase in provisions for doubtful receivables and probable loan losses in the trust and banking operations, a decrease in operating revenue and increase in provisions for doubtful receivables and probable loan losses in the life insurance business, and a decline in brokerage commissions and credit-related revenues in the securities brokerage business, despite a slight increase in profits from the card loan business.

Overseas Business Segment

In the third quarter, the segment recorded a loss of ¥2,055 million down from a profit of ¥12,842 million in the same quarter of fiscal 2008 as a result of an increase in market valuation losses on bond investments in the U.S. due to the impact of turmoil in the capital markets caused by the financial crisis and a decrease in equity in net income of affiliates in Asia.

2.	Qualitative Information Regarding Consolidated Financial Condition

Operating Assets: ¥6,781,367 million (Down 6% on March 31, 2008)

“Investment in operating leases” increased compared to March 31, 2008. Conversely, “Investment in direct financing leases,” “installment loans,” “investment in securities” and “other operating assets” decreased due to continued caution toward new transactions. As a result, operating assets were down 6% to 6,781,367 million compared to March 31 2008.

Summary of Cash Flows

Cash and cash equivalents increased by ¥67,785 million compared to March 31, 2008, and increased by ¥69,730 million compared to September 30, 2008, to ¥388,440 million in line with the policy of increasing liquidity on hand.

“Cash flows from operating activities” provided ¥185,355 million in the third period of fiscal 2008, having provided ¥30,994 million in the same period of fiscal 2008, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustments of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in “net income” compared to the same period of fiscal 2008. “Cash flows from operating activities” provided ¥59,461 million in the three months ended December 31, 2008, due chiefly to “decrease in trading securities”.

“Cash flows from investing activities” used ¥16,158 million in the third period of fiscal 2008, having used ¥839,536 million in the same period of fiscal 2008 due to a decrease in “purchases of lease equipment”, a decrease in “purchases of available-for-sale securities” and a decrease in “installment loans made to customers” which was less than “principal collected on installment loans” resulting from the implementation of a more prudent stance towards new transactions, despite a decrease in “proceeds from sales of investment in affiliates” compared to the same period of fiscal 2008. “Cash flows from investing activities” provided ¥95,964 million in the three months ended December 31, 2008, due to a decrease in “installment loans made to customers” which was less than “principal collected on installment loans.”

“Cash flows from financing activities” used ¥94,151 million in the third period of fiscal 2008, having provided ¥841,796 million in the same period of fiscal 2008, due to decreased levels of commercial paper to reduce interest-bearing debt. “Cash flows from financing activities” used ¥77,736 million in the three months ended December 31, 2008, due to repayment of debts which was more than proceeds from debts.

3.	Qualitative Information Regarding Forecasts for Consolidated Financial Results

The turmoil in international financial and capital markets has evolved into an unprecedented financial crisis, swiftly affecting the real economy after Lehman Brothers filed for bankruptcy. The Japanese economy has seen a decrease in export levels, due to a slowdown in the global economy and the foreign exchange effects of an appreciated yen, in addition to a drop in domestic demand as consumer sentiment deteriorates. The Japanese real estate market, having seen rapid expansion during recent years as a result of an inflow of direct foreign investment founded upon global excesses in liquidity, has been subject to a sudden tightening of available credit with a series of major bankruptcies sending tremors throughout the sector.

The ORIX Group was quick to recognize the volatility in the operating environment during the latter half of the previous fiscal year. Corporate strategy was adapted to one that prioritizes soundness over growth, profit forecasts were revised, and Enterprise Risk Management functions centered on appropriate control of the balance sheet were enhanced. However, due to the dramatic worsening of the financial crisis which had a rapid adverse effect on the real economy since October of 2008, profit forecasts and business plans have had to be revised.

Under these conditions, the Group has enacted stricter criteria for direct financing leases and installment loans, resulting in decreases in the volume of new transactions and total revenues. The business environment has deteriorated significantly since the Lehman bankruptcy and the Group now faces conditions where rising provisions for doubtful receivables and probable loan losses, declines in profits on investment securities, and hard to forecast gains on sales of assets, particularly real estate, are becoming prevalent. Concerning the investment in equity-method affiliates DAIKYO and Fuji Fire, which are presently experiencing a deterioration in their operating results, in addition to recording the losses as incorporated in November’s downward revision, it was judged that the recent negative trends of the stock prices were other than temporary and required recognition of impairment losses.

Due to these factors, total revenues for the fiscal year have been revised downward from the previously forecast ¥1,120,000 million to ¥1,075,000 million (6.7% decrease year on year), and net income for the fiscal year has been revised downward from ¥105,000 million to ¥15,000 million (91.2% decrease year on year). “Income before income taxes” is forecast at ¥19,000 million (92.4% decrease year on year). The forecast for “income before income taxes” does not reflect reclassification of gains from “discontinued operations.”

Instability in the financial and real estate sectors is expected to continue. Moving forward, based on the perception that the depth of the macro economic conditions are becoming clearer, the management policy will be one of strengthening the corporate structure and operational realignment in order to improve adaptability to the drastic changes in the economic environment and effects of the credit crunch.

Although deposits will be increased, a reduction of total interest-bearing debt is planned. In addition, a further improvement of our financial position is planned by reducing CP levels due to the dysfunctional capital markets thereby increasing the long-term debt ratio. The goal of these measures is to target a lowered debt-equity ratio.

In realigning the corporate structure, capital will be appropriately allocated through consideration of whether the operations are asset efficient, have sufficient market size and growth potential, competitive edge, and are risk controllable, while at the same time managing the portfolio by limiting risk to within the limits of shareholders’ equity. Furthermore, the strategy is one of reducing asset levels, particularly real estate related assets and investment in market-related instruments, in addition to reducing orthodox corporate loans in the corporate financial services segment and promoting the provision of services capitalizing on Group expertise. In addition, the Trust and Banking operation will continue to promote mortgages while at the same time expand its corporate finance function. The entire Group will pursue cost reduction programs, and aim for an organic recovery with a targeted “income before income taxes” in the range of ¥50,000 million to ¥60,000 million for the next fiscal year. The forecast for “income before income taxes” does not include reclassification of gains from “discontinued operations.”

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4.	Significant Accounting Policies

Recently Adopted Accounting Standards

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”) as of April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

The Company and its subsidiaries adopted FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) as of April 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and amends FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”).

5.	Shareholders’ Equity

The Company acquired 1,800 thousand shares of treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions during the first quarter of fiscal 2009.

The Company reduced the legal reserve and reclassified to retained earnings for ¥2,220 million, for the purpose of simplifying the presentation of shareholders’ equity, during the second quarter of fiscal 2009.

(1) Condensed Consolidated Balance Sheets

(As of December 31, 2008 and March 31, 2008)

(Unaudited)

		(millions of JPY, millions of US$)

	December 31, 2008	March 31, 2008	U.S. dollars December 31, 2008
Assets

Cash and Cash Equivalents	388,440	320,655	4,267
Restricted Cash	129,086	143,883	1,418
Time Deposits	985	511	11
Investment in Direct Financing Leases	968,133	1,098,128	10,635
Installment Loans	3,456,198	3,766,310	37,968
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(137,374)	(102,007)	(1,509)
Investment in Operating Leases	1,166,262	1,019,956	12,812
Investment in Securities	996,630	1,121,784	10,948
Other Operating Assets	194,144	197,295	2,133
Investment in Affiliates	255,630	327,763	2,808
Other Receivables	261,770	284,286	2,876
Inventories	206,907	232,850	2,273
Prepaid Expenses	51,920	47,657	570
Office Facilities	87,523	89,533	961
Other Assets	551,791	446,366	6,062

Total Assets	8,578,045	8,994,970	94,233

Liabilities and Shareholders’ Equity

Short-Term Debt	951,207	1,330,147	10,449
Deposits	597,972	470,683	6,569
Trade Notes, Accounts Payable and Other Liabilities	355,090	392,346	3,901
Accrued Expenses	80,739	112,461	887
Policy Liabilities	455,438	486,379	5,003
Current and Deferred Income Taxes	193,895	267,692	2,130
Security Deposits	166,528	163,872	1,829
Long-Term Debt	4,582,136	4,462,187	50,337

Total Liabilities	7,383,005	7,685,767	81,105

Minority Interests	40,638	41,286	446

Commitments and Contingent Liabilities

Common Stock	102,216	102,107	1,123
Additional Paid-in Capital	136,629	135,159	1,501
Retained Earnings:
Legal reserve	—	2,220	—
Retained earnings	1,073,233	1,081,219	11,790
Accumulated Other Comprehensive Income (loss)	(94,975)	(19,295)	(1,043)
Treasury Stock, at Cost	(62,701)	(33,493)	(689)

Total Shareholders’ Equity	1,154,402	1,267,917	12,682

Total Liabilities and Shareholders’ Equity	8,578,045	8,994,970	94,233

		December 31, 2008	March 31, 2008	U.S. dollars December 31, 2008
Note:	Accumulated Other Comprehensive Income (loss)
	Net unrealized gains (losses) on investment in securities	(9,365)	36,286	(103)
	Defined benefit pension plans	(4,352)	(4,123)	(48)
	Foreign currency translation adjustments	(83,313)	(53,802)	(915)
	Net unrealized gains on derivative instruments	2,055	2,344	23

		(94,975)	(19,295)	(1,043)

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2007 and 2008)

(Unaudited)

			(millions of JPY, millions of US$)

	Nine Months ended December 31, 2007	Period -over- period (%)	Nine Months ended December 31, 2008	Period -over- period (%)	U.S. dollars Nine Months ended December 31, 2008
Total Revenues :	835,069	100	799,955	96	8,788

Direct financing leases	57,299	84	49,997	87	549
Operating leases	214,860	117	216,951	101	2,383
Interest on loans and investment securities	169,980	116	152,887	90	1,680
Brokerage commissions and net gains (losses) on investment securities	20,026	35	(8,160)	—	(90)
Life insurance premiums and related investment income	93,173	99	88,440	95	972
Real estate sales	58,338	74	46,943	80	516
Gains on sales of real estate under operating leases	8,913	51	18,562	208	204
Other operating revenues	212,480	112	234,335	110	2,574

Total Expenses :	693,788	113	747,431	108	8,211

Interest expense	78,589	135	80,657	103	886
Costs of operating leases	138,043	117	147,371	107	1,619
Life insurance costs	80,927	99	77,470	96	851
Costs of real estate sales	51,549	79	53,621	104	589
Other operating expenses	120,634	122	136,569	113	1,500
Selling, general and administrative expenses	195,473	109	190,171	97	2,089
Provision for doubtful receivables and probable loan losses	22,757	243	50,328	221	553
Write-downs of long-lived assets	130	32	1,596	—	18
Write-downs of securities	5,347	132	10,443	195	115
Foreign currency transaction loss (gain), net	339	285	(795)	—	(9)

Operating Income	141,281	64	52,524	37	577

Equity in Net Income (loss) of Affiliates	28,700	131	(32,240)	—	(354)
Gains (losses) on Sales of Subsidiaries and Affiliates, Net	8,589	739	(4,879)	—	(54)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	178,570	73	15,405	9	169

Provision for Income Taxes	71,802	71	12,225	17	134

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	106,768	74	3,180	3	35

Minority Interests in Earnings of Subsidiaries, Net	3,500	104	1,134	32	13

Income from Continuing Operations	103,268	73	2,046	2	22

Discontinued Operations:
Income from discontinued operations, net	30,165		19,073		210
Provision for income taxes	(12,505)		(7,796)		(86)

Discontinued operations, net of applicable tax effect	17,660	181	11,277	64	124

Net Income	120,928	80	13,323	11	146

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Income

(For the Three Months Ended December 31, 2007 and 2008)

(Unaudited)

			(millions of JPY, millions of US$)

	Three Months ended December 31, 2007	Period -over- period (%)	Three Months ended December 31, 2008	Period -over- period (%)	U.S. dollars Three Months ended December 31, 2008
Total Revenues:	272,028	93	247,423	91	2,718

Direct financing leases	19,360	89	15,246	79	167
Operating leases	71,805	114	69,989	97	769
Interest on loans and investment securities	57,482	112	49,143	85	540
Brokerage commissions and net gains (losses) on investment securities	4,979	13	(7,042)	—	(77)
Life insurance premiums and related investment income	29,024	95	25,477	88	280
Real estate sales	17,746	156	18,246	103	200
Gains on sales of real estate under operating leases	762	14	—	—	—
Other operating revenues	70,870	102	76,364	108	839

Total Expenses:	230,411	113	252,119	109	2,770

Interest expense	27,179	129	27,347	101	300
Costs of operating leases	46,823	110	48,638	104	534
Life insurance costs	25,092	103	22,784	91	250
Costs of real estate sales	14,902	149	16,818	113	185
Other operating expenses	41,081	112	45,275	110	497
Selling, general and administrative expenses	64,638	103	62,382	97	686
Provision for doubtful receivables and probable loan losses	8,617	148	22,857	265	252
Write-downs of long-lived assets	130	—	1,596	—	18
Write-downs of securities	1,590	83	4,860	306	53
Foreign currency transaction loss (gain), net	359	—	(438)	—	(5)

Operating Income (Loss)	41,617	48	(4,696)	—	(52)

Equity in Net Income (loss) of Affiliates	4,170	60	(53,810)	—	(591)
Gains (losses) on Sales of Subsidiaries and Affiliates, Net	2,534	—	(4,646)	—	(51)

Income (Loss) before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	48,321	51	(63,152)	—	(694)

Provision for Income Taxes	19,727	50	(20,728)	—	(228)

Income (Loss) before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	28,594	52	(42,424)	—	(466)

Minority Interests in Earnings of Subsidiaries, Net	1,145	70	(252)	—	(2)

Income (Loss) from Continuing Operations	27,449	51	(42,172)	—	(464)

Discontinued Operations:
Income from discontinued operations, net	2,119		373		4
Provision for income taxes	(648)		(144)		(1)

Discontinued operations, net of applicable tax effect	1,471	24	229	16	3

Net Income (Loss)	28,920	48	(41,943)	—	(461)

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(4) Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	Nine Months ended December 31, 2007	Nine Months ended December 31, 2008	U.S. dollars Nine Months ended December 31, 2008
Cash Flows from Operating Activities:
Net income	120,928	13,323	146
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,889	140,550	1,544
Provision for doubtful receivables and probable loan losses	22,757	50,328	553
Decrease in policy liabilities	(6,132)	(30,941)	(340)
Gains (losses) from securitization transactions	(1,839)	188	2
Equity in net income (loss) of affiliates	(28,700)	32,240	354
Gains (losses) on sales of subsidiaries and affiliates, net	(8,589)	4,879	54
Minority interests in earnings of subsidiaries, net	3,500	1,134	13
Gains on sales of available-for-sale securities	(4,236)	(1,806)	(20)
Gains on sales of real estate under operating leases	(8,913)	(18,562)	(204)
Gains on sales of operating lease assets other than real estate	(12,295)	(6,010)	(66)
Write-downs of long-lived assets	130	1,596	18
Write-downs of securities	5,347	10,443	115
Decrease (increase) in restricted cash	(52,506)	14,460	159
Decrease (increase) in loans held for sale	(17,577)	20,543	225
Decrease in trading securities	178	15,361	169
Decrease (increase) in inventories	(26,212)	10,776	118
Increase in prepaid expenses	(5,064)	(5,109)	(56)
Decrease in accrued expenses	(30,884)	(23,386)	(257)
Increase (decrease) in security deposits	(1,365)	3,183	35
Other, net	(40,423)	(47,835)	(526)

Net cash provided by operating activities	30,994	185,355	2,036

Cash Flows from Investing Activities:
Purchases of lease equipment	(804,369)	(693,330)	(7,616)
Principal payments received under direct financing leases	403,344	332,984	3,658
Net proceeds from securitization of lease receivables, loan receivables and securities	102,444	34,341	377
Installment loans made to customers	(1,721,857)	(855,491)	(9,398)
Principal collected on installment loans	1,310,266	1,091,457	11,990
Proceeds from sales of operating lease assets	153,435	127,906	1,405
Investment in affiliates, net	(26,082)	(6,257)	(69)
Proceeds from sales of investment in affiliates	84,682	1,933	21
Purchases of available-for-sale securities	(384,733)	(228,978)	(2,515)
Proceeds from sales of available-for-sale securities	47,119	169,520	1,862
Proceeds from redemption of available-for-sale securities	102,832	102,141	1,122
Purchases of other securities	(75,430)	(68,299)	(750)
Proceeds from sales of other securities	31,569	24,584	270
Purchases of other operating assets	(28,562)	(11,636)	(128)
Acquisitions of subsidiaries, net of cash acquired	(6,476)	(4,243)	(47)
Sales of subsidiaries, net of cash disposed	—	28	—
Other, net	(27,718)	(32,818)	(360)

Net cash used in investing activities	(839,536)	(16,158)	(178)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	156,619	(283,673)	(3,116)
Proceeds from debt with maturities longer than three months	2,123,172	1,877,135	20,621
Repayment of debt with maturities longer than three months	(1,431,837)	(1,776,171)	(19,512)
Net increase in deposits due to customers	14,362	127,578	1,402
Issuance of common stock	1,897	217	2
Dividends paid	(11,863)	(23,529)	(258)
Net increase in call money	20,000	13,500	148
Acquisition of treasury stock	(30,000)	(29,294)	(322)
Other, net	(554)	86	1

Net cash provided by (used in) financing activities	841,796	(94,151)	(1,034)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(822)	(7,261)	(80)

Net Increase in Cash and Cash Equivalents	32,432	67,785	744
Cash and Cash Equivalents at Beginning of Period	215,163	320,655	3,523

Cash and Cash Equivalents at End of Period	247,595	388,440	4,267

(5) Assumptions for going concern

Not applicable.

(6) Segment Information (Unaudited)

1. Segment Information by Sector

							(millions of JPY, millions of US$)

					U.S. dollars				U.S. dollars
	Nine Months		Nine Months		Nine Months		March 31,	December 31,	December 31,
	ended December 31, 2007		ended December 31, 2008		ended December 31, 2008		2008	2008	2008
	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment
	Revenues	Profits	Revenues	Profits (Losses)	Revenues	Profits (Losses)	Assets	Assets	Assets
Corporate Financial Services	102,924	25,691	104,584	(2,058)	1,149	(23)	1,993,390	1,741,297	19,129
Maintenance Leasing	174,187	27,208	176,464	21,904	1,939	241	649,814	673,168	7,395
Real Estate	198,305	47,006	200,209	40,848	2,199	449	1,077,560	1,173,092	12,887
Investment Banking	89,222	39,410	68,977	(47,301)	758	(520)	1,698,452	1,397,081	15,347
Retail	145,182	20,341	138,688	11,271	1,523	124	1,450,241	1,528,198	16,788
Overseas Business	167,440	48,756	125,529	11,913	1,379	131	1,037,311	936,543	10,288

Segment Total	877,260	208,412	814,451	36,577	8,947	402	7,906,768	7,449,379	81,834

Difference between Segment Total and Consolidated Amounts	(42,191)	(29,842)	(14,496)	(21,172)	(159)	(233)	1,088,202	1,128,666	12,399

Consolidated Amounts	835,069	178,570	799,955	15,405	8,788	169	8,994,970	8,578,045	94,233

					U.S. dollars
	Three Months		Three Months		Three Months
	ended December 31, 2007		ended December 31, 2008		ended December 31, 2008
	Segment	Segment	Segment	Segment	Segment	Segment
	Revenues	Profits	Revenues	Profits (Losses)	Revenues	Profits (Losses)
Corporate Financial Services	37,262	8,352	34,380	(9,203)	377	(101)
Maintenance Leasing	59,757	8,916	58,902	7,152	647	79
Real Estate	51,040	4,760	57,272	737	629	8
Investment Banking	30,664	9,136	20,729	(59,627)	228	(655)
Retail	45,704	6,862	42,583	3,049	468	33
Overseas Business	53,733	12,842	32,212	(2,055)	354	(23)

Segment Total	278,160	50,868	246,078	(59,947)	2,703	(659)

Difference between Segment Total and Consolidated Amounts	(6,132)	(2,547)	1,345	(3,205)	15	(35)

Consolidated Amounts	272,028	48,321	247,423	(63,152)	2,718	(694)

Note:

As of April 1, 2008, the Company implemented changes to its internal organization to recognize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. The prior period comparative segment results have been restated to be comparative with the newly reorganized operating segments.

The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

2. Segment Information by Location

				(millions of JPY, millions of US$)

	Nine Months ended December 31, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	704,333	49,119	66,925	(20,422)	799,955
Segment Profits (losses)	21,476	(322)	13,324	(19,073)	15,405

	U.S. dollars Nine Months ended December 31, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	7,737	540	735	(224)	8,788
Segment Profits (losses)	236	(4)	146	(209)	169

	(millions of JPY, millions of US$)

	Three Months ended December 31, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	223,044	10,624	14,229	(474)	247,423
Segment Profits (losses)	(61,340)	(3,689)	2,250	(373)	(63,152)

	U.S. dollars Three Months ended December 31, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	2,450	117	156	(5)	2,718
Segment Profits (losses)	(674)	(41)	25	(4)	(694)

Note:	Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

3. Overseas Revenues

	(millions of JPY, millions of US$)

	Nine Months ended December 31, 2008			U.S. dollars Nine Months ended December 31, 2008
	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	47,565	78,379	125,944	523	861	1,384
Consolidated Revenues			799,955			8,788
The Rate of the Overseas Revenues to Consolidated Revenues	5.9%	9.8%	15.7%	5.9%	9.8%	15.7%

	Three Months ended December 31, 2008			U.S. dollars Three Months ended December 31, 2008
	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	9,704	23,702	33,406	107	260	367
Consolidated Revenues			247,423			2,718
The Rate of the Overseas Revenues to Consolidated Revenues	3.9%	9.6%	13.5%	3.9%	9.6%	13.5%

Note:	Results of discontinued operations are not included in “Overseas Revenues.”
Note*1:	mainly United States
Note*2:	mainly Asia, Europe, Oceania and Middle East

Consolidated Financial Highlights

(For the Nine Months Ended December 31, 2007 and 2008, and the Year Ended March 31, 2008)

(Unaudited)

	(millions of JPY, except for per share data)

Operating Assets	December 31, 2007	Period -over- period	December 31, 2008	Period -over- period	Relationship to March 31, 2008	March 31, 2008	Period -over- period
Investment in Direct Financing Leases	1,197,444	89%	968,133	81%	88%	1,098,128	87%
Installment Loans	3,881,360	116%	3,456,198	89%	92%	3,766,310	108%
Investment in Operating Leases	1,013,559	124%	1,166,262	115%	114%	1,019,956	118%
Investment in Securities	1,125,532	146%	996,630	89%	89%	1,121,784	128%
Other Operating Assets	184,481	130%	194,144	105%	98%	197,295	130%

Total	7,402,376	115%	6,781,367	92%	94%	7,203,473	109%

Operating Results
Total Revenues	835,069	100%	799,955	96%	—	1,151,786	103%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	178,570	73%	15,405	9%	—	248,696	79%
Net Income	120,928	80%	13,323	11%	—	169,597	86%
Earnings Per Share
Net Income
Basic	1,323.81	79%	149.87	11%	—	1,860.63	85%
Diluted	1,292.93	80%	146.59	11%	—	1,817.81	87%
Shareholders’ Equity Per Share	14,002.57	111%	13,010.74	93%	93%	14,010.62	107%

Financial Position
Shareholders’ Equity	1,266,894	111%	1,154,402	91%	91%	1,267,917	106%
Number of Outstanding Shares (thousands of shares)	90,476	100%	88,727	98%	98%	90,497	99%
Long-and Short-Term Debt and Deposits	6,374,711	122%	6,131,315	96%	98%	6,263,017	114%
Total Assets	9,114,926	117%	8,578,045	94%	95%	8,994,970	110%
Shareholders’ Equity Ratio	13.9%	—	13.5%	—	—	14.1%	—
Return on Equity (annualized)	13.1%	—	1.5%	—	—	13.8%	—
Return on Assets (annualized)	1.86%	—	0.20%	—	—	1.97%	—

New Business Volumes
Direct Financing Leases (new equipment acquisitions)	443,683	90%	309,645	70%	—	574,859	90%
Installment Loans	1,778,629	113%	869,134	49%	—	2,331,331	105%
Operating Leases	341,642	135%	333,356	98%	—	465,909	134%
Investment in Securities	462,637	272%	297,277	64%	—	688,148	208%
Other Operating Transactions	112,019	76%	55,799	50%	—	152,480	71%